VOYA MARATHON PLUS

GROUP OR INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACTS
issued by
Voya Retirement Insurance and Annuity Company
and its
Variable Annuity Account I

Supplement Dated October 15, 2019, to the Contract Prospectus Dated April 28, 2008

This supplement updates and amends certain information contained in your variable annuity contract prospectus. Please read it carefully and keep it with your contract prospectus for future reference. Capitalized terms not defined in this supplement shall have the meaning given to them in your contract prospectus.

NOTICE OF AND INFORMATION ABOUT UPCOMING FUND SUBSTITUTIONS

> *The following information only affects you if you currently invest in or plan to invest in the subaccounts that correspond to the VY® Baron Growth Portfolio, VY® JPMorgan Small Cap Core Equity Portfolio and VY® T. Rowe Price Growth Equity Portfolio.*

On August 9, 2019, the U.S. Securities and Exchange Commission issued an order to permit the Voya Retirement Insurance and Annuity Company (the "Company") and its Variable Annuity Account I (the "Separate Account") to replace, effective on or about the close of business on December 13, 2019 (the "Substitution Date"), certain funds in which the subaccounts of the Separate Account invest (the "Existing Funds") with certain other funds (the "Replacement Funds") as follows (the "Substitutions"):

Existing Funds	Replacement Funds
VY® Baron Growth Portfolio (Class S)	Voya Russell™ Mid Cap Growth Index Portfolio (Class S)
VY® JPMorgan Small Cap Core Equity Portfolio (Class I)	Voya Russell™ Small Cap Index Portfolio (Class I)
VY® T. Rowe Price Growth Equity Portfolio (Class I)	Voya Russell™ Large Cap Growth Index Portfolio (Class I)

- Prior to the Substitution Date and for thirty days thereafter, you may transfer amounts allocated to a subaccount that invests in an Existing Fund to any other available subaccount or to any available fixed account free of charge, and any such transfer will not count as a transfer when imposing any applicable restrictions or limits on transfers (other than restrictions related to frequent or disruptive transfers).
- On the Substitution Date, your investment in the subaccount that invests in an Existing Fund will automatically become an investment in the subaccount that invests in the corresponding Replacement Fund with an equal total net asset value.
- Unless you provide us with alternative allocation instructions, after the Substitution Date all allocations directed to a subaccount that invests in an Existing Fund will be automatically allocated to the subaccount that invests in the corresponding Replacement Fund. You may give us alternative allocation instructions at any time by contacting Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271 (800) 366-0066. **See the "TRANSFERS AMONG INVESTMENT OPTIONS (EXCESSIVE TRADING POLICY)" section beginning on page 7 of your Contract prospectus for information about making allocation changes.**
- You will not incur any fees or charges or any tax liability because of the Substitutions, and your Contract value immediately before the Substitutions will equal your Contract value immediately after the Substitutions.
- The overall expenses of each Replacement Fund are less than the overall expenses of the corresponding Existing Fund. The fees and expenses of the Replacement Fund are more fully described in the Replacement Fund's summary prospectus.

- The investment objective and policies of each Replacement Fund is/are comparable to the investment objective and policies of the corresponding Existing Fund. The investment objective of the Replacement Fund, along with information about the Replacement Fund's investment adviser/subadviser, is more fully described in the Replacement Fund's summary prospectus.
- A summary prospectus for each Replacement Fund accompanies this supplement. Read each summary prospectus carefully before deciding what to do with amounts allocated to a subaccount that invests in an Existing Fund and the corresponding Replacement Fund. If you have not received a summary prospectus, or if you need another copy, please contact Customer Service at (800) 366-0066.
- After the Substitution Date, the subaccounts investing in Existing Funds will no longer be available through the Contract and there will be no further disclosure regarding them in any future supplements to the contract prospectus.

NOTICE OF UPCOMING FUND ADDITIONS

In connection with the upcoming Substitutions involving the VY® Baron Growth Portfolio and the VY® JPMorgan Small Cap Core Equity Portfolio referenced above, Class I shares of the Voya Russell™ Mid Cap Growth Index Portfolio and Class I shares of the Voya Russell™ Small Cap Index Portfolio have been added, effective the Substitution Date, to your Contract as replacement investment options.

Please note the following information about the Voya Russell™ Mid Cap Growth Index Portfolio and the Voya Russell™ Small Cap Index Portfolio:

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya Russell™ Mid Cap Growth Index Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.
Voya Russell™ Small Cap Index Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting:

Customer Service
P.O. Box 9271
Des Moines, Iowa 50306-9271
(800) 366-0066

If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the contact information shown on the front of the fund's summary prospectus.